UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Fahad Al Qassim

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Safwan Said

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

August 23, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 30,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,846,611
11.	Aggregate amount beneficially owned by each reporting person 30,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.4%*
14.	Type of reporting person OO

*	Based on the 187,865,737 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on August 10, 2016 were issued and outstanding as of June 30, 2016.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 30,846,611
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,846,611
11.	Aggregate amount beneficially owned by each reporting person 30,846,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.4%*
14.	Type of reporting person CO

*	Based on the 187,865,737 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on August 10, 2016 were issued and outstanding as of June 30, 2016.

INTRODUCTORY STATEMENT

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”) and Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding to the final paragraph thereof the following information:

As set forth in Amendment No. 4, on December 1, 2014, the Stockholder entered into funded collar confirmations (the “December 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”) and Citibank N.A., London Branch (“Citi”, and together with DB and UBS, the “December 2014 Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “December 2014 Collared Shares”).

On August 23, 2016, the Stockholder entered into amendments with respect to the December 2014 Funded Collar Confirmations (the “December 2014 Funded Collar Amendments”) with each of the December 2014 Funded Collar Counterparties that have the effect of postponing the expected expiration dates for the options relating to the December 2014 Collared Shares that were originally scheduled to expire on specified dates in September 2016 and October 2016, decreasing the strike price with respect to the put options relating to such portion of the December 2014 Collared Shares, increasing the strike price with respect to the call options relating to such portion of the December 2014 Collared Shares, decreasing the number of December 2014 Collared Shares to which the December 2014 Funded Collar Confirmation with UBS relates and increasing, by the same number of December 2014 Collared Shares, the number of December 2014 Collared Shares to which the December 2014 Funded Collar Confirmation with DB relates (it being understood that, in the aggregate, the December 2014 Funded Collar Confirmations continue to relate to 11,923,305 Ordinary Shares) and making certain other amendments to the terms of the December 2014 Funded Collar Confirmations (each as specified in the respective December 2014 Funded Collar Amendments, including Annex A attached thereto, filed as exhibits hereto). The Stockholder understands that, in connection with the entry by the December 2014 Funded Collar Counterparties into their respective December 2014 Funded Collar Amendments, each such December 2014 Funded Collar Counterparty will adjust its hedge position with respect to its December 2014 Funded Collar Confirmation and that such adjustments will include, in the aggregate for all such December 2014 Funded Collar Counterparties, a sale of 994,548 Ordinary Shares currently held by the December 2014 Funded Collar Counterparties in connection with such hedge positions pursuant to a block sale transaction effected by Deutsche Bank Securities Inc.

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the exhibits attached hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following information:

The Reporting Persons are the beneficial owners of 30,846,611 Ordinary Shares of the Issuer. That number of shares represents 16.4% of the aggregate of 187,865,737 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on August 10, 2016 were issued and outstanding as of June 30, 2016.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 4.

ITEM 6.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.21	December 2014 Funded Collar Amendment, dated as of August 23, 2016, between the Stockholder and Deutsche Bank AG, London Branch

EXHIBIT 99.22	December 2014 Funded Collar Amendment, dated as of August 23, 2016, between the Stockholder and UBS AG, London Branch

EXHIBIT 99.23	December 2014 Funded Collar Amendment, dated as of August 23, 2016, between the Stockholder and Citibank N.A., London Branch

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2016

WAHA AC COÖPERATIEF U.A.

By:	/s/ Fahad Al Qassim
Name:	Fahad Al Qassim
Title:	Managing Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney